Exhibit 99.1

Gridsum Reports Unaudited Third Quarter 2019 Financial Results

BEIJING, Dec. 23, 2019 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the third quarter ended September 30, 2019.

Highlights

•	Net revenues decreased 25%, to RMB60.1 million (US$8.4 million), from RMB80.5 million in the comparable period of 2018.

•	Net loss attributable to Gridsum’s ordinary shareholders decreased 35%, to RMB126.7 million (US$17.7 million), from RMB193.9 million in the comparable period of 2018.

Third Quarter 2019 Financial Results

REVENUES: Net revenues decreased 25%, to RMB60.1 million (US$8.4 million), from RMB80.5 million in the comparable period of 2018.

Enterprise revenues decreased 20%, to RMB54.5 million (US$7.6 million), from RMB67.8 million in the comparable period of 2018, primarily due to the Company’s ongoing strategic restructuring to target its Search Engine Marketing (SEM) business toward higher return opportunities and to a slowdown in the Chinese economy.

E-Government and other revenues decreased 56%, to RMB6.0 million (US$0.8 million), from RMB13.7 million in the comparable period of 2018, primarily due to reduced budgeted spending by the Chinese government as a result of government reorganization activities that began in 2018.

COST OF REVENUES: Cost of revenues decreased 10%, to RMB21.3 million (US$3.0 million), compared with RMB23.6 million in the comparable period of 2018.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased 32%, to RMB38.8 million (US$5.4 million), from RMB56.8 million in the comparable period of 2018. Gross margin decreased to 64.5% from 70.6%, reflecting the shift in revenue mix and the timelag between the Company’s revenue restructuring.The Company believes its gross profit will begin to improve in 2020 as its sales mix continues to evolve with its IIoT solutions delivering a greater contribution.

OPERATING EXPENSES: Total operating expenses declined 42%, to RMB148.4million (US$20.8 million), from RMB254.4 million in the comparable period of 2018.

•

Sales and marketing expenses declined 27%, to RMB33.1 million (US$4.6 million), from RMB45.6 million in the comparable period of 2018. The decrease reflected a RMB6.6 million decrease in marketing and promotion expenses and a RMB4.2 million decrease in staff costs.

•

Research and development expenses declined 53%, to RMB74.5 million (US$10.4 million), from RMB158.3 million in the comparable period of 2018. The decrease primarily reflected the Company moving past the peak of front-end investment into its industrial AI and IIoT platforms.

•

General and administrative expenses declined 19%, to RMB40.9 million (US$5.7 million), from RMB50.5 million in the comparable period of 2018. The decrease was primarily due to a RMB8.3 million decrease in professional services fees.

LOSS FROM OPERATIONS: Loss from operations was RMB109.6 million (US$15.3 million), compared with RMB197.5 million in the comparable period of 2018.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB126.7 million (US$17.7 million), compared with RMB193.9 million in the comparable period of 2018.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expenses, was RMB115.9 million (US$16.2million), compared with RMB182.8 million in the comparable period of 2018.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB97.1 million (US$13.6 million), compared with RMB199.6 million in the comparable period of 2018.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB86.3 million (US$12.1 million), compared with RMB188.5 million in the comparable period of 2018.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.68 (US$0.51), compared with RMB6.29 in the comparable period of 2018.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.36 (US$0.47), compared with RMB5.93 in the comparable period of 2018.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the third quarter of 2019 was 34,470,418. As of September 30, 2019, the total number of ordinary shares outstanding was 34,540,511.

Balance Sheet

As of September 30, 2019, the Company had cash and cash equivalents of RMB42.7 million (US$6.0 million), and restricted cash of RMB0.06 million (US$0.008 million).

Third Quarter 2019 Review

The Company’s performance in the third quarter of 2019 continued to reflect the Company’sefforts and challenges around its strategic restructuring to achieve a more optimal revenue and cost structure under operating conditions also characterized by cashflow and liquidity pressures. Momentum also continued to be impacted by the slowdown in the Chinese economy.

Recent Developments

On October 9, 2019, the Company announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) retained Houlihan Lokey (China) Limited as its financial advisor in connection with its review and evaluation of the preliminary non-binding proposal received by the Board on July 15, 2019 (the “Proposal”) from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited. At this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Proposal or any other alternative transaction. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other alternative transaction, and does not currently intend to announce developments unless and in the event a definitive agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the transactions contemplated by the Proposal or any other alternative transaction will be approved or consummated.

On May 5, 2018, the Company issued to FutureX Innovation SPC (“FutureX”) a convertible note in the principal amount of US$40,000,000 due November 5, 2019 (the “Note”).The Company has not yet repaid the Note.On December 9, 2019, FutureXserved a statutory demand on the Company, under which FutureX (i) claims that the Company owes, as of December 9, 2019, a total amount of US$41,913,498 under the Note (the “Debt”), (ii) demands that the Company pay the Debt or secure or compound for it to FutureX’s satisfaction, and (iii) states that if payment of the Debt is not made within 21 days of the date when the statutory demand was served on the Company, the Company will be deemed to be insolvent and a winding up petition may be presented against the Company in accordance with applicable Cayman laws.The Company is engaged in discussions to resolve its obligations under the Note but there can be no assurance that any such resolution can be reached on a timely basis, or at all. In the event the Company is deemed insolvent there can be no assurance that the Company’s ADRs will remain listed for trading on The Nasdaq Stock Market.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayiment of indebtedness and our ability to maintain listing for trading on The Nasdaq Stock Market, and uncertainty about the Proposal. Further information regarding these and other risks is included in Gridsum’sannual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unaudited)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	92,684	42,717	5,976
Restricted cash	1,334	55	8
Accounts receivable, net	397,969	370,159	51,787
Prepayments and other current assets	294,904	283,093	39,606

Total current assets	786,891	696,024	97,377
Non-current assets:
Investment in associates	5,000	5,000	700
Property, equipment and software, net	62,328	50,978	7,132
Intangible assets, net	13,840	21,373	2,990
Goodwill	537	537	75
Deferred tax assets	46,359	47,712	6,675
Other non-current assets	435	337	47
Operating lease right-of-use assets	—	122,224	17,100

Total non-current assets	128,499	248,161	34,719

Total assets	915,390	944,185	132,096

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loan	5,000	40,000	5,596
Accounts payable	97,293	50,581	7,076
Salary and welfare payables	65,451	62,101	8,688
Taxes payable	110,529	113,749	15,914
Deferred revenues	36,126	52,769	7,383
Advances from customers	154,731	187,088	26,175
Accrued expenses and other current liabilities	147,940	156,891	21,950
Derivative liabilities	596	5,649	790
Operating lease liabilities current	—	31,104	4,352
Convertible note	242,702	282,548	39,530

Total current liabilities	860,368	982,480	137,454
Non-current liabilities:
Long-term borrowing	—	91,627	12,819
Corporate bond	—	18,289	2,559
Deferred tax liabilities	212	184	26
Other non-current liabilities	—	1,248	175
Operating lease liabilities non-current	—	101,586	14,212

Total non-current liabilities	212	212,934	29,791

Total liabilities	860,580	1,195,414	167,245

Shareholders’ (deficit)/equity:
Ordinary shares - Class A	31	31	4
Ordinary shares - Class B	177	200	28
Additional paid-in capital	1,146,253	1,262,751	176,665
Statutory reserve	12,903	12,903	1,805
Accumulated other comprehensive loss	(35,496)	(47,464)	(6,640)
Accumulated deficit	(1,077,409)	(1,489,041)	(208,324)

Total Gridsum shareholders’ (deficit)/equity	46,459	(260,620)	(36,462)
Non-controlling interest	8,351	9,391	1,314

Total shareholders’ (deficit)equity	54,810	(251,229)	(35,148)

Total liabilities and shareholders’ equity	915,390	944,185	132,096

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Three Months Ended
	30-Sep-18	30-Sep-19	30-Sep-19
	RMB	RMB	USD
Revenues:
Enterprise	67,815	54,464	7,620
e-Government and other	13,701	6,049	846
Less: Business tax and surcharges	(1,062)	(379)	(53)

Net revenues	80,454	60,134	8,413
Cost of revenues	(23,630)	(21,326)	(2,984)

Gross profit	56,824	38,808	5,429
Operating expenses:
Sales and marketing expenses	(45,565)	(33,064)	(4,626)
Research and development expenses	(158,348)	(74,490)	(10,422)
General and administrative expenses	(50,454)	(40,889)	(5,720)

Total operating expenses	(254,367)	(148,443)	(20,768)

Losses from operations	(197,543)	(109,635)	(15,339)
Foreign exchange loss	(3,644)	37	5
Interest expense, net	(2,795)	(4,126)	(577)
Other (expense)/income, net	3,297	589	82
Amortization of debt discount	(9,593)	(10,711)	(1,498)
Gain on change in fair value of derivative liabilities	—	13,932	1,949

Loss before income tax	(210,278)	(109,914)	(15,378)
Income tax benefit (expenses)	15,783	(15,151)	(2,119)

Net loss	(194,495)	(125,065)	(17,497)
Less: Net loss attributable to non-controlling interests	(597)	1,649	231

Net loss attributable to Gridsum Holding Inc.	(193,898)	(126,714)	(17,728)

Net loss attributable to Gridsum’s ordinary shareholders	(193,898)	(126,714)	(17,728)

Net loss	(194,495)	(125,065)	(17,497)
Foreign currency translation adjustment, net of tax	(2,567)	(22,000)	(3,078)

Comprehensive loss	(197,062)	(147,065)	(20,575)
Less: Comprehensive loss attributable to non-controlling interests	(598)	1,649	231

Comprehensive loss attributable to Gridsum Holding Inc.	(196,464)	(148,714)	(20,806)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	30,827,609	34,470,418	34,470,418
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(6.29)	(3.68)	(0.51)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(6.29)	(3.68)	(0.51)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Three Months Ended
	30-Sep-18	30-Sep-19	30-Sep-19
	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(193,898)	(126,714)	(17,728)
Share-based compensation	11,081	10,859	1,519
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(182,817)	(115,855)	(16,209)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	30,827,609	34,470,418	34,470,418
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(6.29)	(3.68)	(0.51)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(6.29)	(3.68)	(0.51)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(5.93)	(3.36)	(0.47)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(5.93)	(3.36)	(0.47)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(194,495)	(125,065)	(17,497)
Interest expense, net	2,795	4,126	577
Income tax expenses	(15,783)	15,151	2,120
Depreciation and amortization expenses	7,922	8,659	1,211
EBITDA	(199,561)	(97,129)	(13,589)
Share-based compensation	11,081	10,859	1,519
Adjusted EBITDA	(188,480)	(86,270)	(12,070)